FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the            August 30, 2002
                       -----------------------------------------

                            Indo-Pacific Energy Ltd.

                 (Translation of registrant's name into English)

         Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F     X     Form 40-F
                                        -----               -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes           X     No
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.
                                              -----------

                                       SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Indo-Pacific Energy Ltd.
                                        ------------------------
                                        (Registrant)

Date:   30th August 2002                /s/ David Bennett
                                        ------------------------
                                        (Signature)

                                        David Bennett
                                        ------------------------
                                        (Name)

                                        Director
                                        ------------------------
                                        (Title)

                               BC FORM 51-901F

                              QUARTERLY REPORT



INCORPORATED AS PART OF SCHEDULE A


ISSUER DETAILS

NAME OF ISSUER:                   INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS:                   284 KARORI ROAD,
                                  WELLINGTON,
                                  NEW ZEALAND

ISSUER TELEPHONE NUMBER:          (64) 4 476 2717

ISSUER FACSIMILE NUMBER:          (64) 4 476 0120

CONTACT NAME AND POSITION:        DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER:         (64) 4 476 2717

CONTACT EMAIL ADDRESS:            mail@indopacific.co.nz

WEB SITE ADDRESS:                 www.indopacific.com

FOR THE QUARTER ENDED:            JUNE 30, 2002


DATE OF REPORT:                   AUGUST 30, 2002


CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS REPORT IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


/s/ David Bennett               David Bennett                   02/08/30
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE           PRINT FULL NAME           DATE SIGNED (YY/MM/DD)

/s/ David McDonald              David McDonald                  02/08/30
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE           PRINT FULL NAME           DATE SIGNED (YY/MM/DD)

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
================================================================================

As at                                         June 30, 2002   December 31, 2001
                                      (Unaudited - Prepared           (Audited)
                                              by Management)
--------------------------------------------------------------------------------
Assets

Current
Cash and short-term deposits                   $   1,898,558      $   3,282,007
Accounts receivable                                  768,086            315,308
Prepaid expenses and deposits                         10,098            101,524
--------------------------------------------------------------------------------
                                                   2,676,742          3,698,839

Due from related parties (Note 4)                     27,695             28,395
Property and equipment                                78,333             70,203
Oil and gas properties (Note 3)                    9,128,545          8,093,741
--------------------------------------------------------------------------------
Total Assets                                   $  11,911,315      $  11,891,178
================================================================================

Liabilities

Current
Accounts payable and accrued liabilities       $     421,081      $     960,120
--------------------------------------------------------------------------------
Total Liabilities                                    421,081            960,120
--------------------------------------------------------------------------------

Stockholders' Equity

Common stock without par value (Note 6);
Unlimited shares authorized;
Issued and outstanding at June 30, 2002 and
  December 31, 2001: 6,489,324 shares             19,478,365         19,478,365
Accumulated deficit                               (7,988,131)        (8,547,307)
--------------------------------------------------------------------------------
Total Stockholders' Equity                        11,490,234         10,931,058
--------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity     $  11,911,315      $  11,891,178
================================================================================



         See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Deficit
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

As at                                            June 30, 2002        Dec 2001
--------------------------------------------------------------------------------

Deficit - Beginning of period                  $  (8,547,307)     $  (9,656,106)

Net profit for the period                            559,176          1,108,799
--------------------------------------------------------------------------------

Deficit - End of period                        $  (7,988,131)     $  (8,547,307)
================================================================================




         See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

                                      Three Months/       Three Months/         Six Months/         Six Months/
                                      Quarter Ended       Quarter Ended        Period Ended        Period Ended
                                      30 June, 2002       June 30, 2001       June 30, 2002       June 30, 2001
-----------------------------------------------------------------------------------------------------------------
Production Income:
Oil and gas sales                     $      606,862      $    1,595,544      $    1,270,053      $    1,965,354
Production costs                            (162,359)           (193,609)           (338,855)           (209,571)
Royalties                                    (28,684)            (79,854)            (60,483)            (98,751)
Depletion                                    (83,497)           (122,244)           (127,326)           (189,214)
-----------------------------------------------------------------------------------------------------------------
Production Income                            332,322           1,199,837             743,389           1,467,818
-----------------------------------------------------------------------------------------------------------------

Other Income
Interest income                                6,504              17,177              18,728              49,429

Expenses
General and administrative (Schedule)        (48,530)           (274,133)           (202,941)           (487,242)
Write-off of oil and gas properties             -                   -                   -                   -
-----------------------------------------------------------------------------------------------------------------

Net income for the period before
  other items                                290,296             942,881             559,176           1,030,005

Other Items
Gain/(Loss) on disposal of investments          -                   -                   -                   -
Write back of marketable securities             -                   -                   -                   -
Deficit - Beginning of period         $   (8,278,427)     $   (9,568,982)     $   (8,547,307)     $   (9,656,106)
-----------------------------------------------------------------------------------------------------------------
Deficit - End of period               $   (7,988,131)     $   (8,626,101)     $   (7,988,131)     $   (8,626,101)
=================================================================================================================
Basic earnings per share (note 7)     $         0.04      $         0.15      $         0.07      $         0.16
=================================================================================================================
Diluted earnings per share (note 7)   $         0.04      $         0.11      $         0.07      $         0.12
=================================================================================================================




         See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

                                      Three Months/       Three Months/         Six Months/         Six Months/
                                      Quarter Ended       Quarter Ended        Period Ended        Period Ended
                                      30 June, 2002       June 30, 2001       June 30, 2002       June 30, 2001
-----------------------------------------------------------------------------------------------------------------
Operating Activities

Net profit/(loss) for the period      $      290,296      $      942,881      $      559,176      $    1,030,005
Adjustments to reconcile net profit/
 (loss) to cash applied to operating
 activities:
  Depletion                                   83,497             122,244             127,326             189,214
  Amortization                                   848              17,359               7,535              34,639
  Gain on Disposal of Investments               -                   -                   -                   -
  Write-down of marketable securities           -                   -                   -                   -
Changes in non-cash working capital:
  Accounts receivable                        153,537            (204,591)           (452,779)           (524,139)
  GST (Receivable)/Payable                   (23,429)            140,880             (55,371)             43,877
  Due from related parties                   (11,256)               (974)                700               8,892
  Prepaid expenses and deposits                 (433)              5,157              91,426              30,081
  Accounts payable and accrued
   liabilities                              (611,311)           (446,138)           (483,667)             74,334
-----------------------------------------------------------------------------------------------------------------

Net cash provided by / (used in)
   operating activities                     (118,253)            576,818            (205,654)            886,903
-----------------------------------------------------------------------------------------------------------------

Financing Activities
-----------------------------------------------------------------------------------------------------------------

Net cash provided by financing activity         -                   -                   -                   -
-----------------------------------------------------------------------------------------------------------------

Investing Activities

Oil and gas properties net of recoveries    (297,059)           (411,747)         (1,162,130)         (1,856,431)

Purchase of property and equipment           (15,665)             (2,330)            (15,665)             (3,028)
-----------------------------------------------------------------------------------------------------------------

Net cash used in investing activities       (312,724)           (414,077)         (1,177,795)         (1,859,459)
-----------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash during
  the period                                (430,977)            162,741          (1,383,449)           (972,556)

Cash and short-term deposits
  - Beginning of period                    2,329,535           1,752,474           3,282,007           2,887,771
-----------------------------------------------------------------------------------------------------------------

Cash and short-term deposits
  - End of period                     $    1,898,558      $    1,915,215      $    1,898,558      $    1,915,215
=================================================================================================================


         See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

                                      Three Months/       Three Months/         Six Months/         Six Months/
                                      Quarter Ended       Quarter Ended        Period Ended        Period Ended
                                      30 June, 2002       June 30, 2001       June 30, 2002       June 30, 2001
-----------------------------------------------------------------------------------------------------------------
GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit                  $       24,328      $       21,741      $       34,878      $       44,487
Amortization                                     848              17,359               7,535              34,639
Consulting fees                               35,293              25,623              52,937              42,510
Corporate relations and development           23,710              38,433              24,520              43,891
Filing and transfer agency fees                3,136                 679               3,644               1,484
Foreign exchange loss (gain)                (142,962)              9,659            (119,683)             29,926
Legal                                         16,100              79,646              21,821             114,448
Office and miscellaneous                      25,176              48,207              45,493              96,869
Printing                                      20,247               7,041              37,881              25,421
Rent (Note 4)                                  7,200               6,650              13,967              17,600
Telephone                                      6,976               4,489              10,817              12,002
Travel and accommodation                         194               7,359               4,584              14,132
Wages and benefits (Note 4)                  104,736              31,682             140,999              55,832
                                      --------------------------------------------------------------------------
Gross general and administrative
  expenses                                   124,982             298,568             279,393             533,241

Recovery of general and
  administrative expenses                    (76,452)            (24,435)            (76,452)            (45,999)
                                      --------------------------------------------------------------------------
Net general and administrative
  expenses                            $       48,530      $      274,133      $      202,941      $      487,242
                                      ==========================================================================







         See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The Company is primarily engaged in the acquisition, exploration and development of its oil and gas properties and, with the exception of PMP 38148, has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company has generated sufficient cash flow from operations to fund its entire exploration and development activities in the three months to June 30 2002, but may not do so in the future. It has relied principally upon the issuance of securities for financing. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

These consolidated interim financial statements include the accounts of Indo-Pacific Energy Ltd. ("the Company") and its wholly-owned subsidiaries, Odyssey International Pty., Indo-Pacific Energy Australia Pty., Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Millennium Oil & Gas Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, PEP 38716 Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited.


NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company's consolidated financial position as at June 30, 2002 and December 31, 2001 and the Company's consolidated interim results of operations and cash flows for the three and six month periods ended June 30, 2002 and 2001. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission, and do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, this BC FORM 51-901F should be read in conjunction with the Company's annual audited financial statements for the year ended December 31, 2001. The results of the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

NOTE 3 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

                                       Net Book          Additions/       Depletion/         Net Book
                                       Value at         (Recoveries)      Write Downs        Value at
                                     December 31,        During the        During the        June 30,
                                         2001              Period            Period            2002
                                  ----------------------------------------------------------------------
Proved:
New Zealand
   PMP 38148 - Ngatoro Oil Field  $     762,847      $      69,161      $    (127,326)     $     704,682
      (Includes Goldie 1)
                                  ----------------------------------------------------------------------
Total Proved                            762,847             69,161           (127,326)         704,682

Unproved:
New Zealand
   PEP 38256 - Exploration              113,894               -                  -             113,894
   PEP 38328 - Exploration              496,584               -                  -             496,584
   PEP 38330 - Exploration              280,338             90,510               -             370,848
   PEP 38332 - Exploration              450,267               -                  -             450,267
   PEP 38335 - Exploration               86,465                798               -              87,263
   PEP 38716 - Exploration              453,795             25,967               -             479,762
   PEP 38741 - Exploration            1,181,690                252               -           1,181,942
   PEP 38723 - Exploration              134,272               -                  -             134,272
   PEP 38736 - Exploration            1,199,598            984,025               -           2,183,623

   New licenses                           7,844             19,370               -              27,214
Australia
   AC/P 19 - Exploration                446,669               -                  -             446,669
   AC/P 31 - Exploration                 11,014               -                  -              11,014
   AC/P 26 - Exploration                233,469            (35,961)              -             197,508
   ZOCA 96-16 - Exploration             235,727               -                  -             235,727
Papua New Guinea
   PPL 192 - Exploration                870,232               -                  -             870,232
   PPL 215 - Exploration                403,377                 27               -             403,404
   PPL 228 - Exploration                  2,960              7,981               -              10,941
   PRL 4 - Exploration                   73,660               -                  -              73,660
   PRL 5 - Exploration                  649,039               -                  -             649,039

Total Unproved                        7,330,894          1,092,969               -             8,423,863
                                  ----------------------------------------------------------------------

                                  $   8,093,741      $   1,162,130      $    (127,326)     $   9,128,545
                                  ======================================================================

Note: PEP 38741above was awarded on the 24th May 2002, and has replaced PEP
38720.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

NOTE 4 - RELATED PARTY TRANSACTIONS

a)   Due from Related Parties

     At June 30, 2002, the Company was owed $27,695 (December 31, 2001: $28,395)
     by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

b)   Oil and Gas Properties

     Certain participants of oil and gas properties have directors, officers and /or principal shareholders in common with the Company. These participants are subsidiaries of AMG Oil Ltd., TAG Oil Ltd (formerly Durum Cons. Energy Corp.) and Gondwana Energy Ltd.

c)   Other

     During the six months to June 30, 2002, the Company paid $77,465 (six months to June 30, 2001 - $67,440) in remuneration and $13,967 in rent (six months to June 30, 2001 - $10,866) to the President of the Company.


NOTE 5 - COMMITMENTS AND CONTINGENCIES

a)   Work Commitments

     The Company participates in oil and gas exploration and development joint operations with third and related parties and is contractually committed under agreements to complete certain exploration programmes. The Company's management estimates that the total commitments for the remainder of fiscal year 2002, under various agreements, are approximately $3,400,000.

b)   Political Risks

     Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c)   Environmental Laws and Regulations

     The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

NOTE 6 - COMMON STOCK

a)   Authorized and Issued Share Capital

     The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

                                                        Number
                                                       of Shares      Amount
                                                      ----------   ------------
     Balance at December 31, 2001                      6,489,324   $ 19,478,365

     Issued during the six months to June 30, 2002          -              -
                                                      ----------   ------------
     Balance at June 30, 2002                          6,489,324   $ 19,478,365
                                                      ==========   ============

b)   Incentive Stock Options

     The following stock options are outstanding at June 30, 2002:

                Number         Price         Expiry
               of Shares     per Share       Date
              ----------  ------------  --------------
              1,044,000        $1.25      July 6, 2005
                 71,200        $1.25    March 26, 2006
              ----------
              1,115,200
              ==========

     During the six months to June 30, 2002, previously granted stock options to purchase 52,800 shares at a price of $1.25 per share lapsed without exercise. During the six months to June 30, 2002, the Company granted no stock options to purchase shares, but did ratify, with effect from November 29, 2001 a reduction in the prices of all outstanding options from $3.00 or $2.50 to $1.25.

c)   Share Purchase Warrants

     The following share purchase warrants to purchase shares of the Company are outstanding at June 30, 2002:

                      Number            Price            Expiry
                     of Shares        per Share           Date
              -------------------  ------------  -------------------
              Warrants:
                          200,000       $2.00           July 3, 2002
              Series A Warrants(1)
                          836,845       $1.25 (2)  December 31, 2003
              -------------------
                        1,036,845
              ===================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

NOTE 6 - COMMON STOCK (continued)

     (1) Upon a commercial discovery in one of the properties received in the purchase from Trans-Orient Petroleum Ltd., for each Series A warrant exercised a Series B warrant will be issued exercisable at a price of $2.50 per share for a period of one year from the issuance date, but no later than December 31, 2004.
     (2) The price per share of the Series A Warrants increases to $1.40 for the period December 31, 2002 to December 31, 2003.

     During the six months to June 30 2002 previously granted warrants to purchase 190,000 shares at a price of $2.00 per share lapsed without exercise. No warrants to purchase shares of the Company were issued during the six months to June 30, 2002.

NOTE 7 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the three months and six months ended June 30, 2002 and 2001:

                                         Three Months/       Three Months/         Six Months/         Six Months/
                                         Quarter Ended       Quarter Ended        Period Ended        Period Ended
                                         30 June, 2002       June 30, 2001       June 30, 2002       June 30, 2001
--------------------------------------------------------------------------------------------------------------------
Numerator, net income/(loss)
  for the period                         $      290,296      $      942,881      $      559,176      $    1,030,005
--------------------------------------------------------------------------------------------------------------------

a) Basic Denominator:
Weighted-average number of shares (1)         6,489,324           6,489,324           6,489,324           6,489,324
--------------------------------------------------------------------------------------------------------------------

Basic earnings/(loss) per share          $         0.04      $         0.15      $         0.09      $         0.16
--------------------------------------------------------------------------------------------------------------------

b) Diluted Denominator:
Weighted-average number of shares (2)         6,489,324           8,895,369           6,489,324           8,895,369
--------------------------------------------------------------------------------------------------------------------

Diluted earnings/(loss) per share        $         0.04      $         0.11      $         0.09      $         0.12
--------------------------------------------------------------------------------------------------------------------

NOTE 8: SEGMENTED INFORMATION

For six months to June 30, 2002:

                          Canada          New Zealand          Australia             PNG          Total Company
                     ----------------   ----------------   ----------------   ----------------   ----------------
Revenue from:
Production                       -             1,270,053               -                  -             1,270,053
Interest                        3,589             15,139               -                  -                18,728
                     ----------------   ----------------   ----------------   ----------------   ----------------
Total Revenue                   3,589          1,285,192               -                  -             1,288,781

Profit / (loss)      $        (75,217)  $        506,156   $         (2,227)  $         (7,630)  $        421,082
                     ----------------   ----------------   ----------------   ----------------   ----------------

Total Assets         $      1,502,522   $      9,357,311   $        400,727   $        650,755   $     11,911,315
                     ----------------   ----------------   ----------------   ----------------   ----------------

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

NOTE 8: SEGMENTED INFORMATION (continued)

For six Months to June 30, 2001:

                          Canada          New Zealand          Australia             PNG          Total Company
                     ----------------   ----------------   ----------------   ----------------   ----------------
Revenue from:
Production                       -             1,965,354               -                  -             1,965,354
Interest                       18,201             31,228               -                  -                49,429
                     ----------------   ----------------   ----------------   ----------------   ----------------
Total Revenue                  18,201          1,996,582               -                  -             2,014,783

Profit / (loss)      $       (140,194)  $      1,174,185   $           (724)  $         (3,262)  $      1,030,005
                     ----------------   ----------------   ----------------   ----------------   ----------------

Total Assets         $        717,424   $      7,465,338   $        937,144   $      2,018,881   $     11,138,787
                     ----------------   ----------------   ----------------   ----------------   ----------------

NOTE 9 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.


NOTE 10 - SUBSEQUENT EVENTS

Lapse of Options

Options to purchase 3,200 shares of the Company at a price of $1.25 previously granted to employees lapsed without being exercised, on July 6, 2002 due to cessation of employment. The expiry date for extension warrants to purchase 200,000 shares in the Company at a price of $2.00 was extended for one year, on July 3 2002 to July 3 2003.

                               BC FORM 51-901F

                              QUARTERLY REPORT



INCORPORATED AS PART OF SCHEDULES B AND C


ISSUER DETAILS

NAME OF ISSUER:                   INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS:                   284 KARORI ROAD,
                                  WELLINGTON,
                                  NEW ZEALAND

ISSUER TELEPHONE NUMBER:          (64) 4 476 2717

ISSUER FACSIMILE NUMBER:          (64) 4 476 0120

CONTACT NAME AND POSITION:        DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER:         (64) 4 476 2717

CONTACT EMAIL ADDRESS:            mail@indopacific.co.nz

WEB SITE ADDRESS:                 www.indopacific.com

FOR THE QUARTER ENDED:            JUNE 30, 2002


DATE OF REPORT:                   AUGUST 30, 2002


CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS REPORT IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


/s/ David Bennett               David Bennett                   02/08/30
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE           PRINT FULL NAME           DATE SIGNED (YY/MM/DD)

/s/ David McDonald              David McDonald                  02/08/30
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE           PRINT FULL NAME           DATE SIGNED (YY/MM/DD)

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

1.   Analysis of Expenses and Deferred Costs

     General and Administrative Expenses

     Refer to the Consolidated Interim Schedules of General and Administrative Expenses of the Company's Consolidated Interim Financial Statements for the quarter ended June 30, 2002 filed as Schedule A of BC Form 51-901F.

     Acquisition and Exploration Expenditures

     Refer to Schedule C of this report and Note 3 - Oil and Gas Properties of the Company's Consolidated Interim Financial Statements for the quarter ended June 30, 2002 filed as Schedule A of BC Form 51-901F.

2.   Related Party Transactions

     Refer to Note 4 - Related Party Transactions of the Company's Consolidated Interim Financial Statements for the quarter ended June 30, 2002 filed as Schedule A of BC Form 51-901F.

3.   Summary of Securities Issued and Options Granted During the Period

     a)   Securities issued during the six months to June 30, 2002

          No shares were issued in the six months to June 30, 2002.

     b)   Options granted during the six months to June 30, 2002

          No options were granted in the six months to June 30, 2002.

          A total of 52,800 options granted to employees, directors and consultants of the Company expired during the period due to cessation of employment.

4.   Summary of Securities as at the End of the Reporting Period (June 30, 2002)

     a) Authorized share capital:          Unlimited common shares without par
                                           value

     b) Number and Recorded Value of       6,489,324 common shares representing
        Shares issued and outstanding:     a recorded value of $19,478,365

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

     c)   Stock options and Warrants outstanding:

-------------------------------------------------------------------------------------------------------------
      Stock options              Number of shares           Price per Share              Expiry Date
-------------------------------------------------------------------------------------------------------------
  Vesting (issued in 2000)           604,000                    $1.25(1)                   July 6, 2005
  Vesting (issued in 2001)            71,200                    $1.25(1)                 March 26, 2006
  Non-vesting                        440,000                    $1.25(1)                   July 6, 2005
-------------------------------------------------------------------------------------------------------------

  Total                            1,115,200
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Warrants outstanding:            Number of shares           Price per Share              Expiry Date
-------------------------------------------------------------------------------------------------------------
  Warrants                           200,000                    $2.00                      July 3, 2002

  "Series A" warrants (1)(2)         836,845                    $1.25(3)              December 31, 2003
-------------------------------------------------------------------------------------------------------------
  Total                            1,036,845
-------------------------------------------------------------------------------------------------------------

          Note:(1) On June 20, 2002, the Board ratified a reduction of price of all outstanding options, from $3.00 or $2.50 to $1.25, with effect from November 29, 2001.
               (2) A Series "B" warrant replaces each exercised Series "A" warrant, upon a commercial discovery in any of the oil and gas permits transferred from Trans-Orient Petroleum Ltd. Each Series "B" warrant is exercisable at a price of $2.50 per share within one year from the date of issuance.
               (3) The price per share of the Series A Warrants increases to $1.40 for the period December 31, 2002 to December 31, 2003.

     d)   Total shares held in escrow             None

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

5. List of the Directors and Officers as at the Date this Report is Signed and Filed

     David McDonald                            Chairman and Director

     David Bennett, Ph.D.                      President, CEO and Director (1)

     Ron Bertuzzi, B.A. Econ.                  Director (1)

     Bernhard Zinkhofer, B.Comm., LLB., C.A.   Director (1)

     Jenni Lean, B.Sc., M.B.A.                 Corporate Affairs Manager

     Jeanette M. Watson, B.Sc., LLB.           Secretary
                                               (1) Member of audit committee

     Refer to Corporate information included in Schedule C of BC Form 51-901F.


Description of Business

Indo-Pacific Energy Ltd. ('the Company") is independent oil and gas Exploration Company with an office in Wellington, New Zealand, focused exclusively in the Austral-Pacific region. The Company currently holds varying interests in approximately 3.5 million acres of exploration permits in New Zealand, 1 million acres of exploration permits in Australia, and 3 million acres of exploration interests in Papua New Guinea. The Company also has a 5% interest in a hydrocarbon production permit in New Zealand, which generates production revenues, including a 100% sole risk interest (100% of revenues to the sole risk premium limit) in a producing oil pool. The Company's primary focus is the acquisition and exploration of oil and gas properties; and the majority of the Company's permits are in the exploration stage. The Company's policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out of joint venturing property interests to other industry participants.

Discussion of Operations and Financial Condition
Six months ended June 30, 2002

Gross oil production revenue from the Company's 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production to the first sole risk premium limit) was $1,263,522 for the six months ended June 30, 2002 compared to $1,960,189 for the six months ended June 30, 2001.Production from the Goldie oil discovery continues to generate revenues 100% to the Company's account, until the first sole risk premium is recovered, and 40.43% thereafter until the second sole risk premium is recovered, and 5% thereafter.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

The six month production revenue was made up of a sales volume totaling 58,987 barrels (46,744 barrels for six months June 2001) and by an increase of US$5.27 in the average crude oil selling price from US$17.15 (January 2002 sales) per barrel of oil to US$22.42 (June 2002 sales) per barrel.

Natural gas production revenues were $6,531 compared to $5,165 for 2001. Direct production costs and royalties for the six months to June 2002 were $399,338 against $308,322 and the Company realized net production revenues of $743,389 compared to $1,467,818 in 2001 subsequent to recording $127,326 (2001 - $189,214) of depletion.

Average production from the Ngatoro field excluding Goldie (Company share 5%) for the quarter reduced under the field's natural decline to approximately 800 barrels of oil per day (2001 Qtr: 1,245 Bbls / day) (Company share 40 barrels per day). The Goldie-1 well (originally drilled by the Company, in February-March 2001, as a sole risk operation) produced during the quarter at a rate of approximately 300 barrels of oil per day, when operating (2001 Qtr: 630 Bbls / day). Under the sole risk operation, the Company funded the entire cost of the well and is entitled to 100% of production from this well until the first sole risk premium is reached, 40.43% until the second premium is reached and 5% thereafter.

Administrative expenses of $202,941 for the six months to June 2002 were less than that of the June 2001 six month period of $487,282. The difference reflects lower legal costs incurred and an unrealized foreign exchange gain for the six months ended June 2002. The higher legal expenses in 2001 related to the possible raising of equity on the Australian Stock Exchange. (which did not eventuate.)

For the six months ended June 30, 2002, the Company's profit was $559,176 compared to a profit of $1,030,005 for June 2001, the decrease being mostly due to the reduction in Goldie oil production. These results included interest income earned on surplus cash balances of $18,728 (2001 - $49,429).

Second Quarter Ended June 30, 2001

Gross oil production revenue from the Company's 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production) was $604,190 for the quarter ended June 30, 2002 compared to $1,593,054 for the quarter ended June 30, 2001.

Production from the Goldie oil discovery continues to generate revenues 100% to the Company's account, until the first sole risk premium is recovered, and 40.43% thereafter until the second premium is recovered, and 5% thereafter.

The production revenue was made up of a sales volume of 27,156 barrels (31,831 barrels Qtr June 2001) and by an increase of US$1.75 in the average crude oil selling price from US$20.67 per barrel of oil in March 2002 to US$22.42 in June 2002 per barrel.

Natural gas production revenues were $2,672 compared to $2,490 for 2001. Direct production costs and royalties for the June quarter were $191,043 against $273,463 for second quarter 2001 and the Company realized net production revenues of $332,322 compared to $1,199,837 in 2001 subsequent to recording $83,497 (2001 - $122,244) of depletion.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

Average production from the Ngatoro field (Company share 5%) for the quarter reduced under the field's natural decline to approximately 800 barrels of oil per day (2001 Qtr: 1,245 Bbls / day) (Company share currently 40 barrels per day). The Goldie-1 well (originally drilled by the Company, in February-March 2001, as a sole risk operation) produced during the quarter at a rate of approximately 300 barrels of oil per day, when operating (2001 Qtr: 630 Bbls / day).

Under the sole risk operation, the Company funded the entire cost of the well and is entitled to 100% of production from this well until the first sole risk premium is reached, 40.43% until the second premium is reached and 5% thereafter.

Administrative expenses of $48,530 for the June 2002 quarter were down on the costs for the June 2001 quarter of $274,133. This is mainly due to the unrealized foreign exchange gain of $142,962 during the period. The US$ to NZ$ rate has moved from $0.4410 to $0.4870 during this period.

For the second quarter ended June 30, 2002, the Company's profit was $290,296 compared to a profit of $942,9881 for June 2001, due to the revenue from the Goldie discovery. These results included interest income earned on surplus cash balances of $6,504 (2001 - $17,177), but did not include write offs to Oil and Gas Properties.


3 Months to June 30, 2002 Exploration Activities

New Zealand Permit PMP 38148; Taranaki Basin (5%)
At the end of June, 2002, the Ngatoro wells (excluding Goldie-1) were averaging 800 barrels of oil per day ("bopd") (Company share 40 bopd) and 7.2 million cubic feet of gas per day (Company share 0.36). By the end of June, 2002, the field had produced over 3.3 million barrels of oil and 7 billion cubic feet of gas. Gas continues to be sold under long term contract, and oil sold on a monthly basis at world market reference prices.

Indo-Pacific having served a sole risk notice on the other joint venture participants to drill another prospect identified in the Ngatoro permit (the Tabla Prospect), and both other parties having elected to join in this project, it will be run as a joint venture project and the Company's interest in the Tabla-1 well will be 5%. The well site is situated 1 mile southeast of the Ngatoro field. Timing of the well may be later in 2002.


New Zealand Permit PMP 38148; Taranaki Basin, Goldie Oil Field (40.43%sole risk) The Goldie-1 well was placed in long term production in March 2001. By mid June 2002, the well had produced 200,000 barrels of oil. Production has continued with no significant problems, showing a typical depletion drive decline characteristic, averaging 300 barrels of oil per day in June 2002. Shell Petroleum exercised its right in July 2001 to back in to the Goldie project by paying Indo-Pacific a 59.57% share of the cost of the Goldie-1 sole risk well; and has since sold this share to a private New Zealand company, Greymouth Petroleum Acquisition Company Ltd ('GPAC'), This sale was completed in late April 2002. The Company continues to take 100% of all petroleum revenues until the sole risk premium of six times the cost of the Goldie-1 sole risk operation is recovered from net production revenues. Thereafter, GPAC assumes 59.57% of the net production revenues. After a second sole risk premium point is reached, the NZOG group will assume a 35.43% share of net production revenues, reducing

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

Ngatoro Energy Ltd to 5% share. The Goldie-2 well is planned to test the southern part of the Goldie pool, but has yet to be drilled, and a water injection recovery enhancement project also awaits the drilling of the Goldie-2 well.

The Goldie-1 well was shut in on May 13, and re-opened on May 28,2002 on a 20/64" choke. Negotiations to market associated gas produced with the Goldie oil are in progress.

New Zealand Permit PEP 38736; Taranaki Basin (100%)
The Kahili-1 well was drilled during December 2001 to February 2002 to a depth of 9950 feet, to test a structure situated on the Tariki thrust trend, 3 miles north of the Tariki gas-condensate field. The target Tariki sands were intersected 800 feet deeper than expected; and some oil was recovered from them in a short term open hole test. Remapping of the structure showed that a well deviated 2000 feet to the southeast can expect to intersect the Tariki sands some 900 feet shallower than at Kahili-1. The Kahili-1A well is planned to test this target during the 4th quarter 2002, and should also intersect the shallower Tikorangi limestone at a more crestal location where it may be an oil bearing fracture reservoir.

The Company has entered into an arrangement with Claire Energy Pty Ltd, a private Australian company, whereby Claire will fund 50% of the cost of drilling and testing the Kahili-1A deviation well to earn 25% of the permit. Subsequent to this period, the Company also entered into a similar arrangement with Tap Oil Limited, an Australian listed exploration company to fund 50% of the cost of Kahili-1A to similar expenditure limit, and also sold a further 5% equity in the permit to Tap Oil. The Kahili-1A well is scheduled to be drilled during 4th quarter 2002.

New Zealand Permit PEP 38716; Taranaki Basin (12.3%)
Drilling the Huinga 1B well commenced in April 2002. This well was a re-entry of the Huinga-1 well, to deviate 1600 feet westwards and test a Tariki sands trap below 13,000 feet, beneath the overthrust basement block. This trap is of similar style to Swift Energy's Rimu oil discovery 14 miles to the south along this same fault trend. Indo-Pacific has farmed out an interest in the PEP 38716 permit, and most of its costs through Huinga-1B were met by the German company Preussag Energie GmbH, with the Company contributing 0.8% of the cost of the operation.

Total mud losses occurred beneath 14,000 feet, while still in the basement overthrust block, and on re-establishment of circulation, high gas levels and oil globules in the drilling mud were observed. This is consistent with the presence of hydrocarbons in fractures. Subsequent to the report period, the Huinga-1B well reached a TD of 4500m (14,764 feet), and intersected a total of 130m of Kapuni Formation sandstones and shales beneath the overlying basement overthrust. A short term open hole test of the top 30m of this section flowed oil together with drilling mud, and the decision was taken to case and test both the Kapuni Formation sandstones and the fractures in the overlying basement. Extended production testing commenced in late August, and as of the date of this report no hydrocarbon flows had yet been established.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Period Ended June 30, 2002
--------------------------------------------------------------------------------


New Zealand Permit 38330; East Cape Area (34.28%)
Due to difficult weather conditions, the permit participants sought permit variations to allow the Waingaromia-2 well to be drilled later than originally scheduled by the permit work program. A 5% portion of the Company's equity in PEP 38330 was farmed out to Australian listed company, Sun Resources NL. Sun paid 10% of the dry hole costs of the drilling of this well to earn 5% interest from Indo-Pacific, which then held 34.28% equity in the permit. The Waingaromia-2 well finally commenced in late April 2002, to test the zones that reportedly produced oil in the 1880's Waingaromia-1 well. Despite a number of oil and gas "shows", no reservoir was encountered, and the well was plugged and abandoned in late May 2002.

New Zealand Permit PEP 38332; East Coast Basin (62.5%)
During 2001, field mapping was conducted in the vicinity of the Waewaepa and Oporae Leads in PEP 38332, to confirm oil generation and reservoir rock presence. Further seismic reprocessing is planned for 2002.

New Zealand Permit PEP 38335; East Coast Basin (25%)
The previous operator gave notice to withdraw from the permit in March 2002, and Indo-Pacific has been elected as the ongoing operator, with a revised permit interest of 50%. Subsequent to this period the Company and the other ongoing parties elected to relinquish the permit and make new application for an area which includes much of the present permit area.

New Zealand Permit PEP 38256; Onshore Canterbury Basin (20%)
Review of the permit, following the drilling of two wells in 2000, has identified the Rakaia Trough as the best area for possible generation of oil or gas, while seismic interpretation has identified the Salmon and Chertsey South leads as potential targets adjacent to this trough. Reprocessing of seismic data over Salmon has provided an improved image of this feature, but additional seismic data will be required before any drilling could be considered Subsequent to this period, the joint venture agreed an ongoing work program with the regulatory agency for the first 18 months (to February 25, 2004) of the second term of the permit, which has been renewed for a further 5 year term over an area of 2,794 sq km (~690,000 acres). This work will consist of seismic reprocessing, magnetotelluric surveying and laboratory studies on samples from the Ealing-1 well.

Timor Sea, Australia/East Timor Permit ZOCA 96-16 (10%)
Phillips Petroleum advised the joint venture that they may propose to drill an exploration well in the east of the permit area during 2002.

Australia Permits AC/P 19 and AC/P 31; Timor Sea (100%)
A 100 mile seismic survey over the Ursa Prospect was acquired in January 2002 and is being incorporated with existing seismic data to define an optimal drilling location. A suspension of the AC/P 19 permit until end 2002 was sought and granted in June 2002. This will allow time to complete technical evaluation prior to entering into Year Six of the permit term (now being calendar 2003).

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

Australia Permit AC/P 26; Bonaparte Basin (50%)
Anson West and Rossini remain the preferred prospects in the permit, and are not downgraded by Anson North-1, drilled early in 2002 by Anadarko Petroleum. Future work in the permit will focus on these targets. Anadarko elected not to take up any interest in AC/P 26 following the Anson North-1 well.

Papua New Guinea Licence PPL 192 (60%) and 215 (80%); Onshore Papuan Basin
The Company awaits the outcome of its application APPL231 for a new license to replace parts of PPL's 192 and 215. Following formation of a new government in PNG in August 2002, a decision is expected within the next few months.

Papua New Guinea Licences PRLs 4 & 5 (7.5%)
Work in these retention licenses is presently on hold, pending political developments.

Papua New Guinea Licence PPL 228 (10%)
Subsequent to this period, the joint venture has applied for a suspension of term of the license pending political developments

Other Information

Mr Peter Loretto resigned as a director, with effect from May 2, 2002.

The Company held its Annual General Meeting on June 18, 2002, at which the re-appointment of its auditors, and re-election of the then-current directors, were confirmed.

Subsequent Events

a)   PMP38148

     On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd ('GPAC') completed the acquisition of Shell's 59.57% interest in PML 38148. On July 25, 2002 GPAC lodged a Statement of Claim in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field, which lies within PML 38148. In summary, GPAC's principal claims are 1) that it is entitled to a 92.26% share of production revenues from Goldie,
     2) that it disputes Goldie-1 is in production and that consequently it claims the sole risk premium is effectively zero and that GPAC is, therefore, entitled to 92.26% percent of all past and future revenues,
     3) that Ngatoro Energy Ltd is in breach of the Joint Venture Operating Agreement, and that GPAC is, therefore, entitled to remove Ngatoro Energy Ltd as Goldie operator and assume that position, 4) that the field is being produced in a sub optimal manner such and that GPAC is entitled to recompense for this and for gas flared, 5) that GPAC is entitled to purchase the gas produced. The Company disputes these claims, and Ngatoro Energy Limited lodged a Statement of Defence with the Court on August 26, 2002.

     The Goldie-1 well had produced in excess of 217,000 barrels of oil by August 30, 2002, and was producing at an average 270 barrels of oil per day at that time.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

b)   Lapse of Securities

     Options to purchase 3,200 shares of the Company at a price of $1.25 previously granted to employees lapsed without being exercised, on July 6, 2002 due to cessation of employment. The expiry date of warrants to purchase 200,000 shares in the Company at a price of $2.00 was extended, on July 3, 2002, from that date to July 3, 2003.

c)   New Zealand Permit PEP 38256; Onshore Canterbury Basin (20%)

     The joint venture has agreed with the New Zealand Ministry of Economic Development an ongoing work program for the first 18 months (to February 25, 2004) of the second term of the permit, which has been renewed for a further 5 year term from August 25, 2002 over an area of 2,794 sq km (~690,000 acres). This work will consist of seismic reprocessing, magnetotelluric surveying and laboratory studies on samples from the Ealing-1 well.

d)   New Zealand Permit PEP 38335; East Coast Basin

     The Company and the other ongoing parties applied in August 2002 to relinquish the permit and have agreed to make new application for an area which includes much of the present permit area.

e)   New Zealand Permit PEP 38736; Taranaki Basin (100%)

     The Company has entered into an arrangement with Claire Energy Pty Ltd, a private Australian company, whereby Claire will fund 50% of the cost of drilling and testing the Kahili-1A deviation well to earn 25% of the permit. The Company also entered into a similar arrangement with Tap Oil Limited, an Australian listed exploration company to fund 50% of the cost of Kahili-1A to similar expenditure limit, and also sold a further 5% equity in the permit to Tap Oil. The Kahili-1A well is scheduled to be drilled during 4th quarter 2002.

f)   New Taranaki permits

     The Company in partnership in varying interests with three listed Australian exploration companies, bid for and was granted 3 new exploration permits PEP's 38746,748 and 758 in onshore Taranaki. It also acquired, in its own 100% right, permit PEP 38480 in offshore Taranaki. These permits consolidate the Company's position in central onshore Taranaki, and together with its new partners it is now planning 3D seismic acquisition in early 2003 followed by exploratory drilling later in 2003.

g)   Private Financing

     A private financing was agreed on August 20, 2002 with a group of investors led by Mr Alex Guidi, a current shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd., an affiliate of the Company. The financing consists of a placement of 1,250,000 units at US80c per unit. Each unit consists of a common share and a two year share purchase warrant exercisable at US90c in the first year and US$1.15 in the second, to raise a total of US$1 million. The securities have a one year hold period and there are no brokerage fees in connection with the financing.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Period Ended June 30, 2002
--------------------------------------------------------------------------------

h)   New Zealand Permit PEP 38716; Taranaki Basin (12.3%)

     Extended production testing of Huinga-1B commenced in late August, and as of the date of this report no hydrocarbon flows had yet been established.

Financings, Principal Purpose and Milestones

There were no financings arranged nor securities issued during the quarter.

Liquidity and Solvency

The Company had cash and short-term deposits of $1,898,558 at June 30, 2002 compared to $1,915,215 as of June 30, 2001 and $3,282,007 at December 31, 2001.
Working capital as at June 30, 2002 was $2,255,661 against $2,384,460 for June 30, 2001 and $2,738,719 for December 31, 2001.
Operating activities used $118,251 in cash during the quarter ended June 30, 2002 compared to cash provided of $576,818 in 2001. $297,059 was invested in the Company's oil and gas exploration activities described herein versus $411,747 for the quarter ended June 30, 2001.
Additionally there were purchases of equipment totaling $15,665. (2001; $2,330)

The net effect of these transactions was a use of cash of $430,977 for the quarter and $1,383,449 for six months ended June 30, 2002 compared to cash provided of $162,741 for the June 2001 quarter and use of cash of $972,556 for the six months ended June 2001.

The Company's cash balances and working capital as at June 30, 2002 are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. However, the Goldie discovery in PMP 38148 has been producing a net cash inflow of approximately $140,000 per month, which assists in funding the Company's future obligations, particularly for the following twelve months. The Company also actively seeks farm-in partners for permits in which it has significant obligations and as well as additional equity financing, in order to maintain the permits in good standing with the issuers. There can be no assurance that the Company will be successful in finding farm-in partners or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company's business.



/s/ Dr. David Bennett
President and Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

Corporate Information

DIRECTORS AND OFFICERS                  BANKERS

David McDonald, Bsc.                    Bank of Montreal
Chairman of the Board                   Vancouver, British Columbia, Canada
Brisbane, Australia
David Bennett, Ph.D.                    ASB Bank
President, CEO and Director (1)         Wellington, New Zealand
Wellington, New Zealand
Ron Bertuzzi B.A. Econ.                 LEGAL COUNSEL
Director(1)
Vancouver, British Columbia             Minter Ellison
Bernie Zinkhofer B.A. Econ.             Adelaide, South Australia, Australia
Director (1)
Vancouver, British Columbia             Gavin Adlam
Jeanette M. Watson, B.Sc.,LLB.          Wellington, New Zealand
Secretary
Wellington, New Zealand                 Posman Kua & Aisi
Jenni Lean, B.Sc., M.B.A.               Port Moresby, Papua New Guinea
Manager, Corporate Affairs
Wellington, New Zealand                 Lang Michener
(1) Member of audit committee           Vancouver, British Columbia, Canada

CORPORATE OFFICE                        Harris Mericle & Wakayama
                                        Seattle, United States of America
Indo-Pacific House
284 Karori Road,Karori                  Campion Macdonald
                                        Whitehorse, Yukon, Canada
Wellington
New Zealand
Website:  www.indopacific.com
          -------------------
SHAREHOLDER RELATIONS                   AUDITORS
                                        BDO SPICERS
Republic Communications Inc.            Wellington, New Zealand
Email: ir@indopacific.com
       ------------------
Telephone: 1 866 999 4639
                                        REGISTRAR AND TRANSFER
                                        AGENTS
SUBSIDIARIES                            Pacific Corporate Trust Co.
                                        Corporate Services Division
Source Rock Holdings Limited            Vancouver, British Columbia, Canada
Indo-Pacific Energy (NZ) Limited
Ngatoro Energy Limited                  Computershare Registry Services Ltd
PEP 38716 Limited                       Auckland, New Zealand
Millennium Oil & Gas Limited
Odyssey International Pty
Indo-Pacific Energy Australia Pty       SHARE LISTING
Trans-Orient Petroleum (Aust) Pty Ltd   Currently listed on the OTCBB
ZOCA 96-16 Pty Ltd                      Symbol: INDOF
Indo-Pacific Energy (PNG) Limited       Symbol: IPE on the Unlisted Securities
Trans-Orient Petroleum (PNG) Limited    Market of the New Zealand Stock Exchange



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